NAME OF REGISTRANT:
Franklin Value Investors Trust
File No. 811-5878

EXHIBIT ITEM No. 77D: Policies with respect to security investments

At a meeting held on July 7, 1999, the Board of Trustees of the Registrant approved the following resolution:

RESOLVED, that the maximum market capitalization of companies in which the Franklin MicroCap Value Fund (the "Fund") may invest is hereby increased from $100 million to $200 million.